December 11, 2013

VIA FEDERAL EXPRESS AND EDGAR
Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549

Re:        TIER REIT, Inc.
Form 10-K for fiscal year ended December 31, 2012
Filed on March 7, 2013
File No. 000-51293

Dear Mr. Woody:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated November 26, 2013 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) filed by TIER REIT, Inc. (the “Company”) with the Commission on March 7, 2013.
Our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the 2012 Form 10-K. All page number references in the Company’s responses refer to page numbers in the 2012 Form 10-K.
Form 10-K for the year ended December 31, 2012
General

1.	Please advise us whether you consider same store cash net operating income to be a key measure of operating performance.

December 11, 2013

We believe that net operating income (NOI) provides a supplemental measure of our operating performance because NOI reflects the operating performance of our properties and excludes items that are not associated with management of the properties, such as general and administrative expenses, asset management fees and interest expense. We view same store cash NOI both year over year and quarter over quarter as an important measure of the operating performance of our properties because it allows us to compare operating results of properties owned and operating for the entirety of the current and comparable periods and therefore eliminates variations caused by acquisitions or dispositions during the periods under review.
Further, we have considered if this important operating measure should be disclosed in our periodic filings. Over the past few years, the Company has been in the process of repositioning its existing portfolio of assets, which has included numerous asset dispositions and no material asset acquisitions. As the operating results of disposed assets are excluded from continuing operations and retrospectively reclassified into discontinued operations, we believe our income from continuing operations adequately provides disclosure regarding the operating results of properties owned and operating for the entirety of the current and comparable periods presented.
In future periodic filings, we will continue to evaluate the importance of same store cash NOI, and to the extent we believe it is an important measure of the operating performance of our properties that is not adequately disclosed as part of our income from continuing operations, we will include separate disclosure of this information.

2.
We note that you have real estate under development. In future Exchange Act periodic reports, to the extent the size of your development portfolio is material, please disclose for each development the costs incurred to date and the budgeted costs in addition to the anticipated completion date and the scope of the development (e.g. the amount of square footage). Also, for developments completed in future periods, please disclose the development costs per square foot and clearly indicate whether leasing costs are included in this measure.

As of December 31, 2012 and during 2013, the Company had only one property under development. To the extent material, the Company confirms that it will provide the requested disclosures in future periodic filings.
Item 2. Properties, page 23

3.
We note your response to comment 2 of our comment letter dated September 1, 2011. We also note that the average effective rent per square foot measure does not reflect free rent. In future Exchange Act periodic reports, please quantify how such concessions would impact the average effective rent per square foot disclosed.

The Company has defined “average effective rent per square foot” as “12 times the sum of (1) the monthly contractual amounts for base rent and (2) the pro rata 2012 budgeted operating expense reimbursements, each as of December 31, 2012 related to leases in place as of

December 11, 2013

December 31, 2012 and without giving effect to free rent or scheduled rent increases that would be taken into account under GAAP, divided by the total square footage under commenced leases as of December 31, 2012.” This results in average effective rent per square foot for the portfolio of approximately $25.14. If the Company were to increase the monthly contractual amounts for base rent by giving effect to free rent, the average effective rent per square foot would increase by $0.65 to $25.79.
In future periodic filings, the Company will revise the definition of average effective rent per square foot to more clearly indicate that base rent has been reduced by the free rent concessions in the calculation of average effective rent per square foot.
Item 3. Legal Proceedings, page 25

4.
We note your disclosure regarding the lawsuits filed in 2012. In future Exchange Act periodic reports, please disclose the factual bases alleged to underlie the legal proceedings identified. Please refer to Item 103 of Regulation S-K.

The Company engages in a process of identifying and evaluating the potential material impact of any litigation. To the extent that litigation is material, the Company confirms that it will provide the disclosure required by Item 103 of Regulation S-K in future periodic filings. At this time, the Company does not believe the lawsuits filed in 2012 are material or involve claims for damages in an amount, exclusive of interest and costs, exceeding 10 percent of its current assets on a consolidated basis; however, the Company voluntarily included the disclosure in the 2012 Form 10-K.
Estimated Per Share Value, page 27

5.	In future Exchange Act periodic reports where you include disclosure regarding the estimated per share value, please provide a discussion regarding the following:

•
Whether the estimated values for real estate assets and notes payable disclosed or included in your disclosure are those that are provided by Altus or whether these estimates have been changed by management for purposes of determining the estimated per share value;

•	Whether the discounted cash flow analysis used to value real estate assets includes those properties for which the related encumbrances are in default; and

•	Whether the key assumptions identified are determined by Altus or whether these are determined by management.
In addition, when disclosing your estimated per share value allocation among asset types, please separately identify the value for notes payable from the other debt obligations, and please separately disclose the value for cash from the “other net assets.” Further, in addition to the per share amount for each category, please also provide the total value.

December 11, 2013

The Company confirms that it will provide the requested disclosure in future periodic filings.
Item 7. Management’s Discussion and Analysis . . . , page 33
Leasing, page 36

6.
We note your disclosure regarding your weighted average net rental rates. In future Exchange Act periodic reports, please provide an explanation of whether these amounts are net of leasing costs, including free rent. In addition, please include a comparison of both rents on new leases to rents on expiring leases and rents on renewals and expansions to rents on expiring leases.

The weighted average net rental rates presented by the Company have been reduced by the impact of free rent concessions. Leasing costs, such as tenant improvements and leasing commissions, are not an input in determining the weighted average net rental rate, and are separately disclosed in the 2012 Form 10-K. In future periodic filings, the Company will define its calculation of weighted average net rental rates. Additionally, the Company confirms that it will provide a comparison of weighted average net rental rates for each of new, expansion and renewal leases to expiring leases in future periodic filings.

Year ended December 31, 2012 as compared to the year ended . . . , page 37

7.
We note your disclosure regarding the increase in revenue from your property leases. In future Exchange Act periodic reports, please address the relative impact of occupancy and rent changes when discussing increases or decreases in revenues resulting from leases.

The Company confirms that it will expand its discussion and analysis of increases or decreases in revenue in future periodic filings to include the relative impact on revenue from property leases of occupancy and rent changes.
Distributions, page 47

8.
In future Exchange Act periodic reports, in the event that you pay distributions during the period, please include a discussion of the relationship between cash flows provided by operating activities and total distributions paid to shareholders, including any amounts reinvested in your DRP. In addition, if there is a shortfall in the coverage of either cash flows provided by operating activities or funds from operations, please include risk factor disclosure addressing the percentage of coverage.

The Company notes that during 2013 no distributions have been paid and confirms that in the event it pays distributions it will provide the requested disclosure, including any additional risk factors, in future periodic filings.

December 11, 2013

Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Loss, page F-4

9.	Please tell us management’s basis for classifying interest expenses as an operating expense.
As a real estate investment trust (REIT), the Company’s primary line of business is investing in and operating institutional quality office properties. A major activity in the operation of real estate is the financing of the properties, where overall leverage tends to be higher than many other non-financial businesses. It is for this reason that most real estate companies present their balance sheets unclassified with no presentation of working capital, and instead show notes payable as the first line under liabilities. Similarly, we consider interest expense to be a component of our operations, and therefore directly related to our rental revenue growth. Per Regulation S-X Rule 5-03 “Income Statements,” expenses applicable to rental income should be stated separately. In considering our presentation, we also reviewed industry practice and noted a number of REITs present interest expense in a fashion similar to our presentation.
We believe our presentation of interest expense as a separate line within the overall expense listing is in compliance with the requirements of Regulation S-X for the reasons stated above.
Notes to Consolidated Financial Statements
6. Investments in Unconsolidated Entities, page F-17

10.	Please tell us and disclose in future filings, management’s basis for applying the equity method of accounting for your 60% investment in the Wanamaker Building.
The Company holds its 60% investment in the Wanamaker Building through a 59.4% interest in a limited partnership (the “LP”) and through a 60% interest in a corporation (the “Corporation”) that is the general partner in and holds a 1% interest in the LP.
At acquisition and to the extent there is a reconsideration event during a reporting period, we evaluate the Company’s investment in each of our investments in which a less than 100% interest is held, including the Wanamaker Building, to determine if it meets the definition of a variable interest entity (“VIE”). We have concluded that the Wanamaker Building investment is not a VIE because (1) it has adequate equity invested as compared to its total asset value to conduct its business, (2) the absorption of gains and losses by the owners follows the ownership interests of the owners, and (3) the voting rights of the owners are in proportion to the percentage of ownership.
Further, upon determination that the Wanamaker Building investment was not in a VIE, we have analyzed this investment with respect to a partnership model. As noted, we own a majority 60% interest in the Corporation and the remaining 40% interest is owned by two unaffiliated third parties. While majority ownership may indicate the potential for control of an

December 11, 2013

investment, we have evaluated the ability of the investors to make major decisions, including those that would be considered participating rights, with respect to the operations of the investment. These shared decisions are not decided by a simple majority. Instead, in some circumstances major decisions require a vote of 70% of the ownership group for items such as (1) approval of the annual budget, (2) capital improvement for the property, or (3) approval for leases in excess of 50,000 square feet, while in other circumstances such as (1) approval to finance or refinance the LP, or (2) requests for additional capital contributions, a 75% approval by the ownership group is required. As such, the Company determined control is shared with the two unaffiliated third party owners, and therefore, the Company should present this investment using the equity method of accounting.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 16

11.
In future Exchange Act periodic reports, please include a discussion of the performance measures that are taken into account when determining the base salary and incentive compensation included in each executive’s compensation. Please refer to Item 402(b) of Regulation S-K.

The Company confirms that it will provide the requested disclosure in future periodic filings. Please note that 2012 was the first year that the Company provided Compensation Discussion and Analysis in its Definitive Proxy Statement on Schedule 14A following the completion of its self-management transaction in August 2012. Prior to that transaction, the Company did not have any employees. Because the transaction occurred in the third quarter of 2012, the Company’s compensation committee had not set 2012 performance measures for the named executive officers.
Related Party Transactions, page 28

12.	In future Exchange Act periodic reports, please identify the “exit costs” you were required to pay to Behringer Advisors as a result of any early termination of services.
The Company has attempted to present the nature and amount of our transactions with Behringer Advisors. Please note that the Company has not incurred any “exit costs” as a result of terminating any services provided by Behringer Advisors to date and confirms that it will provide the requested disclosure in future periodic filings.
Please contact me if you have any questions regarding the foregoing. Also, please advise whether the Staff has any additional comments to the above-referenced filings. In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K;

December 11, 2013

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TIER REIT, Inc.

/s/ Scott W. Fordham
Scott W. Fordham
President and Chief Financial Officer

cc:	Telisa Webb Schelin, Esq.
James E. Sharp